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PAGE 1


                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*



                   Standard Brands Paint Company
                         (Name of Issuer)


                   Common Stock, $.01 par value
                  (Title of Class of Securities)


                            853156-10-7
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE 2


CUSIP No. 853156-10-7         13G            Page 2 of 11 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Transamerica Occidental Life Insurance Company
     95-1060502

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     California


               5    SOLE VOTING POWER
                    0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH       2,339,640
REPORTING
PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0


               8    SHARED DISPOSITIVE POWER
                    2,339,640


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,339,640


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.44%

12   TYPE OF REPORTING PERSON*
     IC



               *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 3


CUSIP No. 853156-10-7         13G            Page 3 of 11 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Transamerica Insurance Corporation of California
     95-2634355

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     California


               5    SOLE VOTING POWER
                    0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH       2,339,640
REPORTING
PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0


               8    SHARED DISPOSITIVE POWER
                    2,339,640


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,339,640


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.44%

12   TYPE OF REPORTING PERSON*
     HC and IC



               *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 4


CUSIP No. 853156-10-7         13G            Page 4 of 11 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Transamerica Investment Services, Inc.
     94-1632699

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER
                    0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH       2,339,640
REPORTING
PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0


               8    SHARED DISPOSITIVE POWER
                    2,339,640


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,339,640


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.44%

12   TYPE OF REPORTING PERSON*
     IA



               *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 5


CUSIP No. 853156-10-7         13G            Page 5 of 11 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Transamerica Corporation
     94-0932740

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


               5    SOLE VOTING POWER
                    0
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH       2,339,640
REPORTING
PERSON WITH
               7    SOLE DISPOSITIVE POWER
                    0


               8    SHARED DISPOSITIVE POWER
                    2,339,640


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,339,640


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.44%

12   TYPE OF REPORTING PERSON*
     HC



               *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 6

CUSIP No. 853156-10-7         13G            Page 6 of 11 Pages

Item 1(a).  Name of Issuer.

            Standard Brands Paint Company (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            4300 West 190th Street, Torrance, California 90509.

Item 2(a).  Name of Person Filing.

            This statement is filed by Transamerica Occidental Life Insurance Company ("Occidental"); Transamerica Insurance Corporation of California, the parent of Occidental ("TICC"); Transamerica Investment Services, Inc. ("TIS"); and Transamerica Corporation, the parent of TICC and TIS ("Transamerica") (collectively, the "Companies").

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            The address of Transamerica is 600 Montgomery Street,
San Francisco, California 94111, and the address of each of the other Companies is 1150 South Olive Street, Los Angeles, California 90015.

Item 2(c).  Citizenship.

            Occidental and TICC are California corporations, and Transamerica and TIS are Delaware corporations.

Item 2(d).  Title of Class of Securities.

            Common Stock, $.01 par value ("Common Stock").

Item 2(e).  CUSIP Number.

            853156-10-7

Item 3.     Type of Reporting Person.

            Each of the Companies is filing this statement pursuant to Rule 13d-1(b)(2). Occidental is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934; TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; and Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
PAGE 7


CUSIP No. 853156-10-7         13G            Page 7 of 11 Pages

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

            On March 3, 1993 the Issuer filed a Fourth Amended Joint Plan of Reorganization which was confirmed by the Bankruptcy Court on May 14, 1993. In connection with the reorganization of the Issuer, Occidental and Transamerica Life Insurance and Annuity Company ("TALIAC"), a subsidiary of TICC and an indirect subsidiary of Transamerica, entered into a certain Amended and Restated Loan Agreement, dated as of June 14, 1993 by and among the Issuer, Standard Brands Paint Co., Standard Brands Realty Co., Inc., and The Art Store, as borrowers, Sun Life Insurance Company of America, Anchor National Life Insurance Co., Occidental and TALIAC, as lenders, and Occidental, as servicing agent (the "Loan Agreement"). The Loan Agreement provides that if the requisite lenders under the Loan Agreement nominate a person to serve on the Issuer's Board of Directors, the Issuer shall use its best efforts to cause such person to serve on its Board. An event of default would occur under the Loan Agreement if any person so nominated is not elected to serve.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another
            Person.

            TICC is deemed to be the beneficial owner of the 2,339,640 shares of Common Stock beneficially owned by its subsidiary, Occidental, all of which are owned by Occidental for its own account.

            TIS is deemed to be the beneficial owner of 2,339,640 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements. All 2,339,640 shares of Common Stock are owned by Occidental for its own account.

            Transamerica is deemed to be the beneficial owner of 2,339,640 shares of Common Stock because of its ownership of TICC and TIS.
PAGE 8


CUSIP No. 853156-10-7         13G            Page 8 of 11 Pages


            To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            TICC and Transamerica are filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of their relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 853156-10-7         13G            Page 9 of 11 Pages

                             Signature

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                        TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                           COMPANY

February 14, 1995       By:   Richard N. Latzer
                              Chief Investment Officer


                        TRANSAMERICA INSURANCE CORPORATION OF
                           CALIFORNIA

February 14, 1995       By:   Richard N. Latzer
                              Senior Vice President
                              Transamerica Corporation
                              Its Attorney-In-Fact


                        TRANSAMERICA INVESTMENT SERVICES, INC.

February 14, 1995       By:   Richard N. Latzer
                              President and Chief Executive Officer


                        TRANSAMERICA CORPORATION

February 14, 1995       By:   Richard N. Latzer
                              Senior Vice President and
                              Chief Executive Officer
PAGE 10

CUSIP No. 853156-10-7      13G         Page 10 of 11 Pages


            Pursuant to rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a California corporation, Transamerica Insurance Corporation of California, a California corporation, Transamerica Investment Services, Inc., a Delaware Corporation, and Transamerica Corporation, a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G, dated February 14, 1995 and any amendments thereto, are filed on behalf of each of them.

                           TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                              COMPANY

February 14, 1995          By:   Richard N. Latzer
                                 Chief Investment Officer


                           TRANSAMERICA INSURANCE CORPORATION OF
                              CALIFORNIA

February 14, 1995          By:   Richard N. Latzer
                                 Senior Vice President
                                 Transamerica Corporation
                                 Its Attorney-in-Fact


                           TRANSAMERICA INVESTMENT SERVICES, INC.

February 14, 1995          By:   Richard N. Latzer
                                 President and Chief
                                 Executive Officer


                           TRANSAMERICA CORPORATION

February 14, 1995          By:   Richard N. Latzer
                                 Senior Vice President and
                                 Chief Investment Officer

CUSIP No. 853156-10-7         13G            Page 11 of 11 Pages

            Occidental is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934. Occidental is a wholly owned subsidiary of TICC.

            TICC is an insurance company as defined in Section
3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica.

            Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica and TICC is not intended as, and should not be deemed, an acknowledgement of beneficial ownership or shared voting or dispositive power by Transamerica or TICC of the shares of the Common Stock beneficially owned by their respective subsidiaries, such beneficial ownership or attribution or shared voting or dispositive power being disclaimed.





















                             Exhibit A